FRAN STOLLER Partner
345 Park Avenue	Direct	212.407.4935
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

November 7, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
Stone Arcade Acquisition Corporation

Dear Mr. Reynolds:

        On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the "Company,"), we hereby file for your review three (3) copies of the second amendment to the Preliminary Schedule 14A of the Company (the "Amended Proxy Statement"), and five (5) additional copies marked to indicate changes made from the amended Preliminary Schedule 14A filed on September 22, 2006. This amendment responds to the comments set forth in the Staff's letter dated October 31, 2006 (the "Staff's Letter").

        In order to facilitate your review of the Amended Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of the Amended Proxy Statement.

        The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

Comment Number	Response

  General

1.
The disclosure requested by the Staff has been added to the Amended Proxy Statement beginning on page 84 under a new subheading entitled "Related Party Transactions" in the section "Other Information Related to Stone."

  Summary of the Proxy Statement, page 7

2.
We have expanded the disclosure throughout the Amended Proxy Statement to clarify that the Company intends to wait until such time as a compensation committee of independent directors has been established following the acquisition to negotiate the terms of Messrs Stone's and Kaplan's compensation and that such individuals will not receive any compensation prior to such time. We respectfully submit that the disclosure regarding how the terms of their employment will be determined, with reference to industry comparables, sets forth the Company's intent and is the accurate and appropriate disclosure at this time. However, in response to the Staff's comment, a statement has also been included in the Amended Proxy Statement to the effect that stockholders may not be receiving information in this regard that they deem material to their decision as to whether or not to vote in favor of the acquisition.

  Engagement of Morgan Joseph, page 12

3.
The disclosure has been expanded to provide the requested detail regarding Morgan Joseph's involvement with the Company, as well as to clarify that such firm has never exercised its right to have a designee present at Company board meetings.

  Risks Associated with Stone's Warrants, page 29

4.
The first sentence of the first warrant risk factor has been revised to clarify that the registration statement must be effective during the period between the notice of redemption and the actual redemption date (after which date the warrants would no longer be exercisable and a registration statement would no longer be necessary).

5.
The second warrant risk factor has been expanded to include the two disclosures referenced in the Staff's Letter.

  Stone Insider Stock Ownership, page 34

6.
The disclosure under "Engagement of Morgan Joseph" has been expanded to include details regarding the purchase of the 3,500,000 warrants in the aftermarket pursuant to the limit order placed with Morgan Joseph following the IPO. We have included the title of the person who exercised the discretion with respect to the order, but not his name, as we do not believe that would be material to stockholders.

  Proposal I The Acquisition Proposal, page 36

7.
Disclosure has been added under the heading "Background of the Acquisition" to provide further details with respect to the period from October 27, 2005 to November 21, 2005.

8.
The fourth paragraph under the heading "Background of the Acquisition" has been expanded to set forth the criteria used by management to assess the suitability of a target company.

9.
The fourth paragraph under the heading "Background of the Acquisition" has been expanded to disclose additional details regarding offers made by the Company to other target businesses and the reasons they were not pursued.

10.
The approximate date on which the Company and IP spoke concerning the acquisition has been added.

11.
The clarifications requested by the Staff regarding the "recently announced acquisitions" has been added immediately following the bullet point list of companies referenced in the Staff's Letter.

12.
The disclosure under "Attractive Valuation" has been expanded to provide a more detailed discussion of the both the publicly-traded comparable company analysis and the leveraged buyout/discounted cashflow analysis performed by the Company.

13.
The last paragraph under the heading "Attractive Valuation" has been expanded to include the information requested by the Staff regarding the replacement cost of the mill.

14.
The disclosure under "Termination of Management's Non-Competition Agreements" has been expanded

15.
The disclosure under the caption "Directors and Executive Officers Following Completion of the Acquisition" has been expanded to include biographical information on the Company's existing executive officers and directors, all of whom will remain as members of management or directors following the acquisition.

  The KPB Purchase Agreement, page 46

16.
The text inside the first bullet point has been revised to improve its readability.

17.
The disclosure in the fifth bullet point under the caption "Assumed Liabilities" has been revised to discuss the assumed environmental liabilities in more detail.

18.
Disclosure regarding required strategic and cost savings capital expenditures has been added under the caption "Capital Expenses Adjustment" in response to the Staff's comment.

  Ancillary Agreements, page 53

19.
Management believes that the termination of the proprietary rights agreement will not have a material adverse effect on KPB's business since most of the proprietary rights covered in the agreement are IP's best practices in running a paper mill, and it is likely that any of IP's five largest competitors will have their own best practices. A "change of control" is defined in the agreement as (i) the consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of KapStone Kraft in which the acquiring party is a Material Competitor of International Paper; or (ii) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) that is a Material Competitor of IP of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either: (A) the then outstanding shares of common stock of KapStone Kraft; or (B) the combined voting power of the then outstanding voting securities of KapStone Kraft entitled to vote generally in the election of directors. A "Material Competitor" with respect to IP is defined as a competitor that is set forth on the list of the five largest competitors of IP to be attached as a schedule to the agreement. The names of the five competitors have not yet been designated, however it is likely that they will be among the companies listed in the "Comparator and Peer Groups" section of IP's proxy statement for the 2006 annual shareholder meeting. Since it is likely that these competitors will have their own best practices manuals, management believes that the agreement will not limit the number of potential acquirers for the Company in the future. Therefore, we have not added a new risk factor or revised an existing risk factor with respect to the proprietary rights agreement. The disclosure regarding the proprietary rights license has been expanded to clarify the nature of the rights being referenced.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 66

  General

20.
In response to the Staff's recommendation, we have removed adjustments I and K (as referenced in the prior filing) from the face of the pro forma financial statements and included the relevant disclosure in the footnotes to the table. We revised adjustment E to eliminate the interest expense related to the $5.0 million average balance on the revolving credit facility that had been assumed to be outstanding for the year ended December 31, 2005 and the six months ended June 30, 2006. We revised adjustment M (adjustment L in the prior filing) by removing the interest income that was estimated to be earned on the cash that would be released from the trust. Therefore, adjustment M now only contains the elimination of the interest income on cash and investments subject to redemption.

  Note B, page 66

21.
In response to the Staff's comment, we have revised the disclosure in Note B to delete the reference to IP's impairment charge. Consistent with Paragraph 5 of SFAS 141, the initial measurement of the fair value of the net assets acquired and the consideration paid were assumed to be equal. Management believes that pending completion of an appraisal property, plant and equipment will require a write down of $96.0 million in accordance with paragraphs 35 through 38 of SFAS 141.

22.
In response to the Staff's comment, the employee benefits and asset retirement obligation have now been included in the presentation of the purchase price allocation.

23.
In response to the Staff's comments, we have included management's best estimate of the fair value of acquired intangible assets, including customer relationships and ancillary agreements.

  Future Acquisitions, page 77

24.
The Company is aware of its obligation to update its disclosure with respect to any acquisition activities throughout the comment process and will do so if it is required; however, the Company has concluded that at this time its preliminary activities have not triggered the disclosure requirements of Rule 11-01(a)(8) of Regulation S-X.

  Business Strategy, page 83

25.
KPB can currently produce kraft paper and lightweight linerboard on both of its paper machines in the normal course of business. We respectfully submit that management intends to continue to remain focused on the kraft papers business, using its ability to manufacture lightweight linerboard only to supplement its current business. Since there is no intention of reverting to heavier grades of linerboard, there would be no need to spend the $15 million referenced in the comment. The ability to manufacture a quality lightweight linerboard (on the existing paper machines) gives KPB an added degree of flexibility that it can use both strategically and opportunistically. While IP is a producer of lightweight linerboard, it is KPB's belief that the integrated producers of lightweight linerboard (including IP) will consume a majority of their product internally and therefore, for the foreseeable future, will not compete directly with KPB.

  Disclosure has been revised to indicate that although historically the Roanoke Rapids mill has been known for its quality linerboard products and service, it currently does not have a significant presence in those markets. We have added language on page 90 to clarify the focus of management's future efforts.

26.
The last paragraph of under the heading "Roanoke Rapids" has been expanded to provide further detail regarding the anticipated capital expenditures.

  Employees, page 87

27.
The disclosure has been revised on page 95 to reflect the Staff's comments.

  Management's Discussion and Analysis of Financial Condition and Results of Operations of KPB, page 89

28.
Disclosure has been added following the last paragraph under the heading "Suppliers-Roanoke Rapids" to provide the additional information requested in the Staff's Letter.

  Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005, page 90

29.
Parenthetical disclosure has been added to describe the reason for the referenced supplier's exit from the market.

30.
The disclosure referenced in the Staff's Letter has been expanded to address the Staff's comments

31.
A new subheading under "Business Overview-Results of Operations" has been added to provide the requested disclosure as to how productivity is measured.

  Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004, page 93

32.
The disclosure has been expanded to explain the term "cost recovery" within the context in which it is used.

  Liquidity and Capital Resources, page 100

33.
The first paragraph under the heading "Liquidity" has been expanded to include disclosure regarding the effect on the Company of a decline in economic conditions.

34.
The third paragraph under the heading "Cash Flows" has been revised to clarify that KPB is not a separate legal entity and IP manages its cash on a daily basis, adding or withdrawing funds as needed and that the $12.7 million amount referenced in the comment represents the aggregate net distribution to IP over the referenced period.

  Critical Accounting Estimates, page 103

35.
We have revised this section in response to the Staff's comment, in accordance with the guidelines set forth in Release No. 33-8350.

  Recent Accounting Developments, page 104

36.
We have expanded the disclosure under Recent Accounting Developments to include a discussion of FASB Staff Position AUG AIR-1.

Stone Arcade Acquisition Corporation Audited Financial Statements

  General

37.
A copy of the executed amended underwriter purchase option is attached hereto as Appendix A. It is our intention to file it with the Company's third quarter 10-Q in accordance with applicable Exchange Act rules.

Notes to Audited Financial Statements

  Note C—Initial Public Offering, F-15

38.
The disclosure has been revised to include a discussion regarding the exercise provisions of the warrants, in particular the provisions of Section 3.2.2 of the clarified warrant agreement. The Company intends to include this disclosure in its quarterly report to be filed on or prior to November 14th. The Company respectfully submits that, as stated in Loeb's memorandum filed on September 22nd, the disclosure does not constitute a material change from the Company's prior public disclosures, including the IPO prospectus and the June 30, 2006 10-Q, and, therefore, the Company's prior interim financial statements need not be amended to include this additional non-financial disclosure.

Kraft Papers Business Interim Financial Statements for the Three and Six Months ended June 30, 2005 and 2005

  General

39.
In its financial statements International Paper Company ("IP") has classified KPB as a disposal group "held for sale" pursuant to paragraph 30 of SFAS 144 and recorded the related impairment in its consolidated financial statements resulting from its decision to sell the asset group (KPB). The financial statements included in the proxy statement are those of KPB, a separate reporting entity. As a reporting entity, KPB itself is not holding assets for sale, and has not met the criteria for held for sale in SFAS 144; rather, KPB is operating such assets. Accordingly, KPB's assets are evaluated for impairment pursuant to the guidance for "Long Lived Assets to be Held and Used" specifically paragraphs 7, 10, 16 and 17, of SFAS 144.

        Specifically, the carrying value of long-lived assets within KPB was compared to the future cash flows expected to result from the operations of such assets (grouped with other assets and liabilities at the lowest level of independent identifiable cash flows) on an undiscounted basis to determine if any impairment existed. KPB management determined that, as of March 31, 2006, there was an impairment indicator (IP plans to sell KPB's assets at an amount below book value). Thus, at June 30, 2006, March 31, 2006 and December 31, 2005, a "held and used " impairment analysis was conducted by KPB for the assets using the lowest level of independent identifiable cash flows. This analysis indicated that the carrying value of these asset groups were recoverable, and thus were not impaired on a held and used basis pursuant to SFAS 144.

40.
As requested by the Staff, the reconciliation of IP's 10-Q to KPB's Interim Financial Statements is presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Net Revenue—IP's 10-Q	$57	$56	$113	$111
Containerboard(1)	4	1	12	(1)

Net Revenue—KPB's Interim Financial Statements	$61	$57	$125	$110

Earnings from Operations—IP's 10-Q	$14	$—	$20	$2
Suspended Depreciation(2)//Other	(4)	—	(4)	2

Earnings from Operations—KPB's Interim Financial Statements	$10	$—	$16	$4

  (1)
  Represents primarily lightweight linerboard produced at the Roanoke Rapids mill for IP's containerboard customers. After the acquisition, KPB will continue to manufacture lightweight linerboard for IP and other customers, on an as needed basis, should market conditions dictate a stronger linerboard demand versus other kraft paper products. For IP, these revenues were subtracted from KPB results because the lightweight linerboard activities will still be part of IP activities after the sale of KPB.

  (2)
  Represents suspended depreciation as a result of KPB's assets being classified as held for sale by IP.

Kraft Papers Business Financial Statements for the Year ended December 31, 2005, 2004 and 2003

  Notes to Financial Statements

  Note 2—Summary of Significant Accounting Policies

  Revenue Recognition, F-13

41.
The disclosure referenced in the Staff's letter has been revised to address the Staff's comments. Any other revenue dilution was immaterial for all periods presented. KPB concluded that its revenue recognition policy is not a critical accounting estimate.

  Other Regulatory

42.
The Company is aware of its obligation to update the financial statements if it is unable to complete the comment process and file its definitive proxy by November 14th. The updating process has been initiated and third quarter financial information, if required, will be included in the next amendment.

43.
Reference is made to our response to comment 38. We respectfully submit that there are no additional comments in the Staff's Letter that require an amendment to the Company's other Exchange Act reports.

  Annex A: Purchase Agreement

44.
The Company has supplemented the disclosures under the captions "Capital Expenses Adjustment" and "Certain Adjustments Upon a Disposition of Assets" to incorporate certain information disclosed in the disclosure schedules to the Purchase Agreement. The Company confirms that there is no material information in the schedules that is not disclosed elsewhere in the Amended Proxy Statement or in the Purchase Agreement. The Purchase Agreement included as Annex A to the Amended Proxy Statement has been supplemented with a list briefly identifying the contents of all omitted schedules. The Company agrees to furnish the Staff on a supplemental basis with any omitted schedules the Staff requests.

45.
The only agreement the Company has entered into, or expects to enter into prior to the closing of the acquisition, is the purchase agreement. The Company notes its filing obligations and intends to file all other material agreements which are entered into as exhibits to the Company's Form 8-K immediately following the acquisition.

  Form 8-K, filed June 27, 2006

46.
The Company filed an amended Form 8-K on October 10, 2006 (the "Amended 8-K") for the purpose of supplementing the slide show (the "Original Slide Show") filed as an exhibit to the Form 8-K filed on June 27, 2006 (the "Original 8-K") by attaching as an exhibit a revised slide show which contained a reference to where the reader could find a description of the direct or indirect interest of the Company's officers and directors and Morgan Joseph. This reference is called for by Rule 14a-12.

  Subsequent to filing the Original 8-K, the Company did not attend or hold any road show presentations. The Company held one telephone conference call with a group of investors during which the Original Slideshow was discussed. The participants, all of whom were institutional investors, had access to the Original Slideshow as filed on EDGAR. The Company only distributed the Original Slide Show by e-mail to five participants who advised the Company that the quality of the Original Slide Show as filed on EDGAR was poor, making the material difficult to read. All of the participants had access at such time to the other filings made by the Company on EDGAR, such as the Company's Form S-1 and Annual Report on Form 10-K, which provide information about the direct or indirect interests of the officers and directors and Morgan Joseph. Following the Original 8-K filing, the Company filed a Preliminary Proxy Statement on July 27, 2006, Amendment No. 1 to the Preliminary Proxy Statement on September 22, 2006 and then the Amended 8-K. The Company believes that although the reference to where the reader could find a description of the direct or indirect interest of the Company's officers and directors and Morgan Joseph was omitted in the Original Slide Show, the underlying concern that such information may not have been available to security holders was mitigated by the fact that such information was publicly available on EDGAR prior to the Original 8-K, and was subsequently made available in the Preliminary Proxy Statements and in the Amended 8-K.

  The Company believes that it was appropriate to correct the omission by filing the Amended 8-K with the expanded slide show presentation. The Company respectfully submits that because a Definitive Proxy Statement has not been filed or mailed and no solicitation of proxies has yet taken place in connection with the Special Meeting, and because there was publicly available information about the interests of the Company's officers and directors and Morgan Joseph prior to and after the Original 8-K filing, that such omission in the Original Slide Show was not material to the security holders. If required, the Company will file a second amendment to the Original 8-K to describe under Item 8.01 why the Company was required to amend the Original 8-K and the language that has been added. Further, if requested by the Staff to address any concern that the participants on the telephone conference call may not have accessed the Amended 8-K, which corrected the omission, the Company will distribute the Amended 8-K and the second amendment to the Original 8-K to each of the participants.

Form 10-Q for the Quarter Ended June 30, 2006

  Warrant Clarification Agreement, Exhibit 4.6

47.
We respectfully submit that the possibility that the warrants could expire worthless as a result of (i) the Company's obligation to use only its best efforts to maintain a current registration statement and (ii) there being no right of the warrant holder to a net cash settlement in the event of its failure to do so, is not a contractual term and, therefore, is not appropriate for inclusion in the actual legal agreement. The revision requested by the Staff constitutes risk factor disclosure that is properly presented in the Company's public filings. Please note our response to comment 5 in this regard.

        Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Very truly yours,

Fran Stoller
Partner

Enclosures

cc:
Roger Stone

APPENDIX A

UNIT PURCHASE OPTION CLARIFICATION AGREEMENT

        This Unit Purchase Option Clarification Agreement (this "Agreement"), dated September 20, 2006 is to amend the Unit Purchase Option, dated as of August 15, 2005 (the "Option"), issued by Stone Arcade Acquisition Corporation, a Delaware corporation, with offices at c/o Stone-Kaplan Investments, LLC, One Northfield Plaza, Suite 480, Northfield, Illinois 60093 ("Company"), to Morgan Joseph & Co. Inc., with offices at 600 Fifth Avenue, 19th Floor, New York, New York 10020 ("Option Holder").

        WHEREAS, as a result of certain questions that have arisen regarding the accounting treatment applicable to the Option, the parties hereto deem it necessary and desirable to amend the Option to clarify that the Option Holder does not have the right, and did not have the right at the time of issuance of the Option, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the Option at the time such Option is exercisable.

        NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Option as set forth herein.

        1.    Option.    The undersigned hereby agree that the Option is hereby amended by adding the following as Section 2.1.1 to the Option:

          "2.1.1    No Exercise of Purchase Option if a Registration Statement is not Effective.    Notwithstanding anything herein to the contrary, the Company shall not be obligated to deliver any securities pursuant to the exercise of this Purchase Option unless (i) a registration statement under the Act with respect to the Units, Warrants and Common Stock issuable upon such exercise is effective, or (ii) in the opinion of counsel to the Company or counsel to the Holder reasonably satisfactory to the Company, the exercise of this Purchase Option is exempt from the registration requirements of the Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holders reside. This Purchase Option may not be exercised by, or securities issued to, any registered holder in any state in which such exercise or issuance would be unlawful. The Holders are not, and at the time of the initial issuance of this Purchase Option were not, entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in securities if the securities underlying this Purchase Option are not covered by an effective registration statement."

        2.    Miscellaneous.

          a.    Governing Law; Jurisdiction.    The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it in care of the address set forth above or such other address as the undersigned shall furnish in writing to the other. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

          b.    Binding Effect.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

          c.    Entire Agreement.    This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Agreement, provisions of the original Option which are not inconsistent with this Agreement shall remain in full force and effect. This Agreement may be executed in counterparts.

          d.    Severability.    This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable

        IN WITNESS WHEREOF, the parties hereto have executed this Unit Purchase Option Clarification Agreement as of the date first written above.

STONE ARCADE ACQUISITION CORPORATION
By:	/s/ ROGER W. STONE Name: Roger W. Stone Title: Chairman and CEO
MORGAN JOSEPH & CO. INC.
By:	/s/ MARY L. MALANOSKI Name: Mary L. Malanoski Title: Executive Vice President